EXHIBIT 12

GENERAL MILLS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
	May 30, 2004	May 25, 2003	May 26, 2002	May 27, 2001	May 28, 2000

Ratio of Earnings to Fixed Charges	3.81	3.24	2.50	5.29	6.25

For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings before taxes and joint ventures, plus pretax earnings or losses of joint ventures, plus fixed charges, less adjustment for capitalized interest. Fixed charges represent gross interest expense plus one-third (the proportion deemed representative of the interest factor) of rents of continuing operations.